HART & TRINEN, LLP
ATTORNEYS AT LAW
1624 Washington Street
Denver, CO  80203
William T. Hart, P.C.		Email: harttrinen@aol.com
Donald T. Trinen		Facsimile: (303) 839-5414
(303) 839-0061

Will Hart

August 31, 2012

Kevin Dougherty
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Tara Gold Resources Corp.
Registration Statement on Form 10
File No. 0-29595

This office represents Tara Gold Resources Corp. (the “Company”).  Amendment No. 1 to the Company’s registration statement on Form 10 has been filed with the Commission.  This letter provides the Company’s responses to the comments received from the staff by letter dated August 31, 2011.  The paragraph numbers in this letter correspond with the numbered paragraphs in the staff’s comment letter.  The number under the “page number” column indicates the page number in the registration statement where the response to the comment can be found.  A number preceded with the letter “F” indicates the page number of the financial statements where the response to the comment can be found.

Page Number

1.	Comment noted.

2.	Comment noted.

3.	Comment complied with.	F-39

4.	Comment complied with.	26

5.	We have provided the disclosure requested by this comment. However, as explained in Item 1 of the registration statement, the Company recently received approximately $6.7 million dollars from the sale of the Picacho prospect. As a result, the risk that the Company will fail to file reports timely is, at least for the foreseeable future, remote.	27

6.	Comment complied with.	2

7.
The formation of Tara Minerals and Adit Resources did not contribute to the Company’s inability to file its periodic reports and we see no reason to provide a negative response in this regard. As far as the Company’s financial condition is concerned, as explained in Item 1 of the registration statement, the Company received approximately $6,700,000 from the sale of the Picacho prospect. As a result, the Company’s financial condition has greatly improved.

8.	Comment complied with.	4

9.	Comment complied with.	3

10.	The distribution of the shares of Tara Minerals did not have to be registered for the following reasons:

	• the shareholders of Tara Gold did not provide consideration for the spun-off shares;

	• the spin-off was pro-rata to the shareholders of Tara Gold;

	• At the time of the distribution of the shares, both Tara Gold and Tara Minerals were filing reports under the 1934 Act;

	• Tara Gold had a valid business purpose for the spin-off, to wit: there was no valid business purpose for Tara Gold continuing to own the shares;

	• At the time of the distribution of the shares, Tara Gold had owned the shares of Tara Minerals for five years.

	In May 2011, the shareholders of Tara Gold received 513,976 shares of Tara Mineral’s common stock.

11.	Comment complied with.	4

12.	The sentence which is the subject of this comment has been removed.	4

13.
We have updated the disclosure concerning the Company’s properties in certain respects. However, unlike 1933 Act registration statements, the information in a Form 10 is updated with a registrant’s subsequent 10-K, 10-Q and 8-K filings.

14.
The Company’s operations have not been affected by conflicts between the Mexican government and drug cartels. Although the Company has increased its security to a certain extent, increased security costs have not been material.

15.	The disclosure regarding the Godinez joint venture has been revised.	10

16.	Comment complied with.	14

17.	Comment complied with.	16

18.	Comment complied with.	27

19.	Comment complied with.	21

20.	Comment complied with.	21

21.
The Company did not award options to Mr. Biscan in 2010. Rather, Tara Minerals granted Mr. Biscan options to purchase 200,000 shares of the Company’s common stock. The options, using the Black-Scholes option pricing model, were valued at the amount of $2,314,275 consistent with the valuation methodology for all options issued by Tara Minerals. Tara Minerals awarded options to Mr. Biscan for the same reason that most corporation’s award options to its executive officer’s, which is to reward the officer for past service and to align the officer’s interest in the future growth of the corporation with that of the corporation’s shareholders. As your comment 23 indicates, the compensation in this table is required not only for Tara Gold but also Tara Minerals and Adit Resources.

22.	See response to Comment 21. You are correct in that the stock option and bonus plans are those of Tara Minerals and not Tara Gold.

23.
The amounts in the table reflect amounts paid by the Company, Tara Minerals and Adit Resources. Item 11 of the Company’s December 31, 2010 10-K reflects amounts paid by the Company, Tara Minerals and Adit Resources.

24.	Comment complied with.	24

25.	The disclosure regarding Mr. Biscan’s employment contract has been corrected.	23

26.
The restrictions on issuing options and stock bonuses only apply to options or stock bonuses issued pursuant to Tara Mineral’s Non-Qualified Stock Option Plan or Stock Bonus Plan. The securities issued to the consultants for investor relations activities were not issued pursuant to Tara Mineral’s Stock Bonus Plan.

27.	Comment complied with.	26

28.	Comment complied with.	26

29.	Comment complied with.	27

30.	Since none of Company’s officers or directors have been involved in any actions or proceedings described in Item 401(f) of Regulation S-K, no disclosure is required.

31.
Whether or not there was any “established” public trading market for the Company’s common stock after May 6, 2010, the Company’s common stock, as mentioned in the registration statement, traded on an unsolicited basis until July 18, 2011. On some days, the trading volume of the Company’s common stock was in excess of 100,000 shares. The trading history is available at various internet sites. For that reason, we disclosed the high and low closing prices for the periods between May 6, 2010 and July 17, 2011.

32.
Item 701 only requires the disclosure of securities sold by a registrant. It does not require the disclosure of securities sold by subsidiaries of the registrant. In this regard, see the definition of “registrant” in Rule 405.

33.	The auditors’ report has been amended.	F-1

34.	Item 2 has been amended in response to this comment.	16

35.
Substantially all the deferred tax assets reported for the periods ended December 31, 2010 and 2009 pertain to Tara Minerals Corp., the Company’s majority owned subsidiary. As the result of the sale of the Picacho prospect, the Company believes that Tara Minerals will be able to fully use its deferred tax assets in the future.

36.
Comment complied with. Some of the exhibits filed with the Company’s December 31, 2010 10-K are not included in the amended registration statement because these agreements have either expired or are no longer material to the Company’s operations.
Item 15

37.	Comment complied with.	Exhibit 21

38.	The Company’s website has been revised in response to this comment.

39.	With the exception of the fourth bullet point, the information which is requested by this comment was disclosed in the Company’s original filing.

With the respect to the information requested by the fourth bullet point, we do not believe the information requested would provide any benefit to the average investor reading the Company’s registration statement (we note your reference to the “average investor” in comment 45) for the following reasons:

• The purpose of the registration statement is to briefly describe the Company’s mining concessions and provide other information which would be useful to an average investor.

•     All of the information concerning the Company’s mining concessions, such as names,  numbers, expiration dates, etc. are in Spanish and have been recorded in some government offices located who knows where in Mexico.

•     Although the information requested may be useful to mining engineers in Mexico, we do not see how it will provide any benefit to the average investor, as it is highly unlikely that the average investor would make a trip to the office in Mexico where the concessions have been recorded.

	We note that many other mining companies do not disclose claim numbers, grant numbers or recording dates in their 1934 reports.

40.	Comment complied with.	2-11

41.	Comment complied with. We believe the map filed with the amendment to the Company’s registration statement is similar to maps filed by other publicly traded mining companies in their 10-K reports.	6

42.	As disclosed in the registration statement:

	• the only property that was ever in production (during the time of the Company’s ownership) was Don Roman,

	• Don Roman was only in production for several months during 2010, and

	• the gross revenue received from the sale of production from the Don Roman property was approximately $160,000

43.	Registration statements on Form 10 filed by smaller reporting companies are not required to have risk factors.

44.
We believe the Company’s registration statement clearly states that the Company does not have any proven reserves. In addition there is no requirement that a Company have proven reserves in order to prepare for or be in production. Insofar as the use of the term “mining operations” is concerned, see the heading to subpart (b) of Industry Guide 7.

45.	We have attempted to remove all technical terms which may not be familiar to the average investor.	2-11

46.	The amended Registration Statement has removed all references to sampling results.

47.	Comment complied with.	5

48.	The information requested by this comment was included in the Company’s original registration statement.	13

If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

Very Truly Yours,

HART & TRINEN, L.L.P.

/s/ William Hart
William T. Hart
Tara Responses to SEC comments 6-12-12